SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of September 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated September 12, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.

PRESS RELEASE                                        FOR IMMEDIATE PUBLICATION

             Canada Post selects CGI to negotiate the creation of a
                  new information technology services company

Ottawa, Ontario, September 12, 2001 - CGI Group (CGI) (NYSE: GIB, TSE:GIB.A), today announced that it has been selected by Canada Post to enter into negotiations for the creation of a jointly owned information technology (IT) services company. It is planned that the new firm will provide IT services, including e-business solutions, to the Canada Post group of companies, including Purolator Courier Limited and Progistix Solutions, as well as to other postal organizations worldwide. Annual revenue of the newly created firm is expected to be over CDN$200 million.

Through this new firm, the Canada Post group of companies will have access to world-class IT services at a more competitive cost thus allowing them to further leverage the power of IT for competitive advantage. The firm will lead in the development and integration of IT-enabled business solutions, including e-business solutions, geared for not only the Canada Post group of companies' customers, but also for their employees and their work environment.

"We are extremely excited and proud to be selected for this next step on this important venture," said Serge Godin, chairman and chief executive officer of CGI. "We are also pleased about entering a new and exciting sector. We will commit the necessary financial, technological and human resources to ensure the success and growth of the new firm. We are confident that together, integrating our respective talents, we can grow postal solutions to a higher level and in doing so become a leading-edge provider on the international postal scene."

"In the fast paced world of e-commerce, the Canada Post group of companies must be able to rely on supporting information technology services and management capabilities that reflect state-of-the-art technology and best practices," said Philippe L. Lemay, Canada Post's executive vice-president, business development. "This takes us a step closer to creating a flexible, customer-focused, world-class information technology services provider to meet this requirement."
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About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$5.7 billion (CDN$8.8 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-
For more information:

CGI:
Investor relations
USA
Julie Creed
Vice-president, investor relations
(312) 201-1911

Canada
Ronald White
Director, investor relations
(514) 841-3230
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                                       3

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

Canada Post:
John Caines
Media relations, Ottawa
(613) 734-8888

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CGI GROUP INC.
                                        (Registrant)


Date:  September 12, 2001               By  /s/ Paule Dore
                                        Name:   Paule Dore
                                        Title:  Executive Vice President
                                                and Chief Corporate Officer
                                                and Secretary